SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

PORTUGAL TELECOM, SGPS, S.A.

Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Lisbon, Portugal, October 17, 2003 - Portugal Telecom, SGPS, S.A. (“PT”) (Euronext Lisbon: PTCO.IN; NYSE: PT) announces that PT Comunicações, S.A. (“PT Comunicações”) was notified of the decision of the Supreme Court related to the appeal against the decision of the Appeals Court that considered illegal the activation fees introduced by Portugal Telecom, S.A. in the prices for fixed telephone services in February 1998, approved by the competent authorities (at the time ICP - Instituto das Comunicações de Portugal and DGCP - Direcção Geral de Concorrência e Preços) and ratified by the Portuguese Government, and condemned PT Comunicações (that legally followed Portugal Telecom, S.A. in this legal action) to refund the subscribers the amounts charged in 1999 as activation fees. The Supreme Court denied PT Comunicações’ intention and maintained the Appeals’ Court decision.

As mentioned in the Note 33 of the Notes to the Consolidated Financial Statements of PT’s 2002 Consolidated Annual Report, PT had already recognized that this Court decision could be unfavourable.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Vitor J. Sequeira, Investor Relations Director vitor.j.sequeira@telecom.pt

Portugal Telecom Tel.: +351.215001701 Fax.: +351.213556623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.